UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702
Telephone (203) 578-2202

Explanatory Note

This Amendment on Form 11-K/A is being filed by the Webster Bank Retirement Savings Plan to amend its Annual Report on Form 11-K for the year ended December 31, 2017, that was filed with the U.S. Securities and Exchange Commission on June 29, 2018 (the “Original Filing”). The sole purpose of this Amendment is to include KPMG LLP’s electronic signature to the Report of Independent Registered Public Accounting Firm, which was inadvertently omitted from the Original Filing. This Amendment includes all information in the Original Filing and no other changes have been made to the information in the Original Filing.

WEBSTER BANK RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm
Retirement Plans Committee
Webster Bank Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 2014.
Hartford, Connecticut
June 29, 2018

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Assets:
Investments, at fair value:
Registered investment companies	$392,280,479	$318,895,427
Webster Financial Corporation common stock	55,135,886	56,937,115
Cash and cash equivalents	106,523	134,587
Common collective trust fund	24,220,312	25,955,113
Total investments	471,743,200	401,922,242
Receivables:
Employer contributions	816,128	809,744
Participant contributions	544,941	515,426
Notes receivable from participants	7,084,510	6,527,740
Other	—	163,009
Total receivables	8,445,579	8,015,919
Net assets available for benefits	$480,188,779	$409,938,161

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2017	2016
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$47,473,640	$28,282,899
Interest	47,062	1,433
Dividends	18,901,321	14,272,053
Total gain on investments	66,422,023	42,556,385

Interest income on notes receivable from participants	305,444	286,778

Contributions:
Participant	19,018,710	17,742,600
Employer	11,493,429	10,979,627
Rollover	3,591,430	3,156,372
Total contributions	34,103,569	31,878,599

Total additions	100,831,036	74,721,762

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	30,538,238	23,943,705
Administrative expenses	42,180	34,935
Total deductions	30,580,418	23,978,640

Net increase in net assets available for benefits	70,250,618	50,743,122

Net assets available for benefits
Beginning of year	409,938,161	359,195,039
End of year	$480,188,779	$409,938,161

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

1. Description of the Plan
The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since that date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). Fidelity Management Trust Company is the trustee and Fidelity Workplace Services is the record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. To be eligible to make pre-tax contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligible service.
Contributions
Participants are permitted to make pre-tax contributions of up to 25% of their compensation. Webster matches 100% of the first 2% of a participant's pre-tax contributions and 50% of a participant's pre-tax contributions greater than 2% but not to exceed 8% of an employee's annual eligible compensation. Participant's total pre-tax contributions are limited to $18,000 during 2017 and 2016. Participants who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contribution. These contributions are limited to $6,000 in 2017 and 2016. Additionally, Webster provides special transition credits ranging from 1% to 6% to certain participants who were age 35 or older on January 1, 2008, if they were active participants in the Webster Bank Pension Plan prior to it being frozen.
If a participant fails to make a pre-tax contribution election within 90 days of hire, automatic pre-tax contributions of 3% commences as soon as administratively feasible after 90 days following the date on which the participant becomes eligible to make deferral contributions. A participant's election to make pre-tax contributions to the Plan is completely voluntary.
Participant Accounts
Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan which includes Webster common stock. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings or losses, including an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are vested immediately in their contributions, rollovers, and qualified non-elective contributions. In general, the vesting of matching contributions is based on years of service. The employer's contributions and earnings or losses on employer contributions made to a participant's account are vested 100% after two years of service. If a participant terminates employment prior to two years of service, amounts previously contributed by the employer, including plan earnings or losses, are forfeited.
Participant Loans
Employees have the ability to borrow up to 50% of their vested account balance, from $1,000 up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (Prime + 1% or such other reasonable rate of interest as the Loan Program Administrator may determine) through payroll deductions. Any required loan application processing fees will be deducted from the participant's account. Loans must generally be repaid within five years through payroll deductions, unless proceeds are used to purchase a primary residence, in which repayment can be up to 15 years. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower. The loans are secured by the balance in the participants account.
Payment of Benefits
If the value of a participant's vested account is not greater than $1,000, the vested balance will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant's beneficiary or as a direct

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

rollover to an IRA or another employer plan. If the value of a participant's vested account is greater than $1,000, payment is made to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant's life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. A participant may elect to defer the commencement of benefits under the Plan, however, this date should not exceed the required beginning date which is April 1st of the subsequent calendar year in which the participant attains age 70-1/2 or retires, whichever is later.Vested interests greater than $1,000 may also be paid in a direct rollover to an IRA or another plan.
In the event of a participant's total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.
Forfeitures
During the years ended December 31, 2017 and 2016, employer contributions were reduced by $107,115 and $93,302, respectively. At December 31, 2017 and 2016, the remaining forfeited non-vested amount totaled $6,618 and $5,985, respectively.
The amounts forfeited during the Plan year are used first to reinstate forfeited amounts of certain rehired employees, then to pay plan expenses (to the extent they have not previously been paid by Webster Bank), and lastly to reduce the amount of contributions which Webster Bank would otherwise be required to contribute to the Plan. As of the Plan years ending December 31, 2017 and 2016, no forfeitures were used in funding rehired employee balances or to pay plan expenses.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net depreciation/appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investment committee determines the Plan's valuation policies utilizing information provided by the investment advisor and custodian. Refer to Note 4 Fair Value Measurements for additional information.
Common Collective Trust Fund
The Plan indirectly invests in stable value wrap contracts through a stable value common collective trust fund, the Fidelity Managed Income Portfolio II - Class 1 fund. This investment option calculates its net asset value per unit (NAV) on a daily basis as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. For valuation purposes, these contracts follow the application of ASC 962-325 (Plan Accounting-Defined Contribution Pension Plans - Investments - Other). The Fidelity Managed Income Portfolio II - Class 1 fund is classified as a common collective trust and a Level 2 asset since a market price is not available for this investment in an active market.
As an investment option in the Plan, the Fidelity Managed Income Portfolio II - Class 1 fund has no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan accounts for the common collective trust at fair value, which represents the contract value that participants will receive if they were to initiate permitted transactions under the terms of the Plan. Such value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the Statements of Changes in Net Assets Available for Benefits.
Financial Accounting Standards Board ("FASB") Standards issued during 2017.

ASU	Description	Effective Date and Financial Statement Impact
2017-06, Plan Accounting (Topics 960, 962, and 965): Employee Benefit Plan Master Trust Reporting (ASU 2017-06).
ASU 2017-06 requires the Plan's interest in the master trust and any change in that interest to be presented as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendment also requires all plans to disclose their master trust's other asset and liability balances and the dollar amount of the plan's interest in each of those balances. In addition, the amendment eliminates the requirement to disclose the percentage interest in the master trust for plans with dividend interest and requires that all plans disclose the dollar amount of their interest in each general type of investment. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted.
Plan management has determined this pronouncement has no impact on the Plan's financial statements or disclosures.
3. INVESTMENTS
A summary of net appreciation in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment type is as follows:

	For the years ended December 31,
	2017	2016
Registered investment companies	$45,485,926	$9,348,017
Webster Financial Corporation common stock	1,987,714	18,934,882
Net appreciation	$47,473,640	$28,282,899

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

4. FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, quoted market prices are not available. In such instances, fair values are determined using appropriate valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As such, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.
Fair Value Hierarchy
The three levels within the fair value hierarchy are as follows:

•	Level 1: Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2: Fair value is calculated using significant inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit ratings, etc.), or inputs that are derived principally or corroborated by market data, by correlation, or other means.

•
Level 3: Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.

A description of the valuation methodologies used by the Plan is presented below:
Registered Investment Companies
The Plan uses quoted market prices of identical assets on active exchanges. As such, registered investment companies are classified within Level 1 of the fair value hierarchy.
Common Collective Trust Fund
The investments currently reside in the Fidelity Managed Income Portfolio II - Class 1 fund. The Plan's interests in the trust are valued based on the NAV reported by the trustee of the funds. Fair values for the underlying assets of the Fidelity Managed Income Portfolio II - Class 1 fund were based on the market approach using quoted prices in active markets or observable inputs used to value certain securities and contracts, or Level 2. The investments have no restrictions on redemptions and there were no unfunded commitments and no plans to sell investments at December 31, 2017 and 2016. The common collective trust fund is designed to deliver safety and stability by preserving principal and accumulated earnings.
Webster Financial Corporation Common Stock
Webster Financial Corporation's common stock is traded on the New York Stock Exchange under the symbol “WBS.” The common stock is stated at fair value as quoted on an active exchange. Therefore, common stock is classified within Level 1 of the fair value hierarchy.
Cash and Cash Equivalents
Cash and cash equivalents are recorded at cost, plus accrued interest. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.
There have been no changes in the valuation methodologies used at December 31, 2017 and 2016, respectively, and there have been no transfers between fair value levels.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value.

	At December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies
Mutual funds - large cap equity	$157,774,971	$—	$—	$157,774,971
Mutual funds - mid cap equity	54,296,301	—	—	54,296,301
Mutual funds - small cap equity	16,679,880	—	—	16,679,880
Mutual funds - fixed income	26,857,468	—	—	26,857,468
Target retirement funds	126,824,912	—	—	126,824,912
Money market funds	9,846,947	—	—	9,846,947
Common collective Trust	—	24,220,312	—	24,220,312
Webster Financial Corporation common stock	55,135,886	—	—	55,135,886
Cash and cash equivalents	106,523	—	—	106,523
Total assets in the fair value hierarchy	$447,522,888	$24,220,312	$—	$471,743,200

	At December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies
Mutual funds - large cap equity	$129,120,283	$—	$—	$129,120,283
Mutual funds - mid cap equity	44,526,977	—	—	44,526,977
Mutual funds - small cap equity	14,231,011	—	—	14,231,011
Mutual funds - fixed income	24,049,228	—	—	24,049,228
Target retirement funds	96,447,545	—	—	96,447,545
Money market funds	10,520,383	—	—	10,520,383
Common collective Trust	—	25,955,113	—	25,955,113
Webster Financial Corporation common stock	56,937,115	—	—	56,937,115
Cash and cash equivalents	134,587	—	—	134,587
Total assets in the fair value hierarchy	$375,967,129	$25,955,113	$—	$401,922,242

5. RELATED PARTY AND PARTY IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Workplace Services, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $42,180 and $34,935 for the years ended December 31, 2017 and 2016, respectively.
At December 31, 2017 and 2016, the Plan held 981,764 shares and 1,048,952 shares of Webster Financial Corporation common stock, respectively, with fair value of $55,135,886 and $56,937,115, respectively. During the years ended December 31, 2017 and 2016, the Plan recorded dividend income from Webster Financial Corporation common stock of $936,534 and $1,018,084 respectively.
Notes receivable from participants of $7,084,510 and $6,527,740 as of December 31, 2017 and 2016, respectively, with interest rates ranging from 3.25% to 9.00% in 2017 and 3.25% to 9.25% in 2016, also qualify as party-in-interest transactions. Interest earned on the notes receivable from participants totaled $305,444 and $286,778 for the years ended December 31, 2017 and 2016, respectively.

6. PLAN TERMINATION

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and non-forfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Office of the Chairman, which is appointed by Webster Bank's Board of Directors.
7. TAX STATUS
The Plan has received a favorable tax determination letter from the Internal Revenue Service dated January 9, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The plan document determined by the IRS to be qualified has since been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Bank and Plan counsel believe the Plan is designed and is operated in accordance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is exempt from federal taxation.  The Bank has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code, in the event a non-compliance matter is identified.
U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
9. SUBSEQUENT EVENTS

On January 4, 2018, the Plan Administrator made changes to the investment options to the plan.  The respective Vanguard Target Retirement Funds Investor Shares and the Vanguard Total Retirement Income Fund Investor Shares were removed and replaced with the respective Vanguard Institutional Target Retirement Funds Institutional Shares and the Vanguard Institutional Target Retirement Income Fund Institutional Shares.

On April 2, 2018 the Plan was amended to change that an individual's annuity starting date, direct rollover, or distribution may not be initiated or made less than 30 days after the distributee or non-Spouse designated beneficiary receives the information required from the Plan Administrator in accordance with the Plan Document.

On June 28, 2018 the Plan Administrator made changes to the investment options to the plan. Two options were added; the Janus Henderson Triton Fund Class I and The Dodge and Cox Stock Fund. Three investment options were removed; the Fidelity Brokerage Link, T. Rowe Price Equity Income Fund and Wasatch Small Cap Growth Fund Investor Class.

The Plan Administrator has evaluated the effects on the Plan's financial statements of subsequent events that have occurred subsequent to December 31, 2017 through June 29, 2018, the date these financial statements were available to be issued.

WEBSTER BANK
RETIREMENT SAVINGS PLAN
EIN 06-0273620 PLAN NUMBER 003
Schedule H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

Identity of Issue or Borrower	Description of investment including maturity date and rate of interest		Current Value
Registered investment companies
Fidelity Growth Company Fund - Class K*	225,930	shares	$40,355,608
American Funds The Growth Fund of America R6	606,578	shares	30,061,984
Fidelity 500 Index Fund - Institutional Class*	282,043	shares	26,356,891
Fidelity Mid-Cap Stock Fund*	635,686	shares	24,302,272
Vanguard Target Retirement 2025 Fund Investor Shares	1,376,992	shares	25,474,350
Fidelity Balanced Fund - Class K*	918,451	shares	21,794,848
Vanguard Target Retirement 2020 Fund Investor Shares	773,736	shares	24,279,831
PIMCO Total Return Fund Institutional Class	1,935,826	shares	19,880,935
Vanguard Target Retirement 2030 Fund Investor Shares	578,785	shares	19,464,555
Fidelity Diversified International Fund - Class K*	429,871	shares	17,164,764
American Funds Washington Mutual Investors Fund Class R-6	343,699	shares	15,696,720
Wasatch Small Cap Growth Fund	325,582	shares	14,117,243
T. Rowe Price Equity Income Fund	347,860	shares	11,597,658
Fidelity Treasury Only Money Market Fund*	9,846,366	shares	9,846,366
Vanguard Target Retirement 2035 Fund Investor Shares	746,129	shares	15,437,417
Vanguard Target Retirement 2040 Fund Investor Shares	296,163	shares	10,593,737
American Funds Capital World Growth and Income Funds Class R-4	190,412	shares	9,707,216
Vanguard Target Retirement 2045 Fund Investor Shares	362,571	shares	8,157,856
Vanguard Target Retirement 2050 Fund Investor Shares	241,425	shares	8,739,578
Vanguard Target Retirement 2015 Fund Investor Shares	405,725	shares	6,219,768
Dodge & COX International Stock Fund	147,542	shares	6,834,131
Vanguard Total Bond Market Index Fund Admiral Shares	359,199	shares	3,861,386
Vanguard Selected Value Fund Investor Shares	113,934	shares	3,562,722
Templeton Global Bond Fund Advisor Class	262,882	shares	3,115,147
Goldman Sachs Small Cap Value Instl	42,197	shares	2,562,637
Vanguard Target Retirement 2055 Fund Investor Shares	93,592	shares	3,671,597
Vanguard Total Retirement Income Fund Investor Shares	291,577	shares	3,950,871
Fidelity International Index Fund - Premium Class*	49,509	shares	2,137,805
Vanguard Target Retirement 2065 Fund Investor Shares	2,306	shares	50,038
Fidelity Extended Market Index Fund*	40,268	shares	2,498,655
Vanguard Target Retirement 2060 Fund Investor Shares	22,671	shares	785,312
Fidelity Money Market Trust Retirement Government Money Market Port*	581	shares	581
			392,280,479
Common collective trust fund
Fidelity Managed Income Portfolio II Class 1*	24,220,312	units	24,220,312
Common stock
Webster Financial Corporation *	981,764	shares	55,135,886
Cash and cash equivalents
Fidelity Brokerage Link *	—		106,523
Notes receivable from participants
Notes receivable from participants*	Varying maturity dates with interest rates ranging from 3.25% to 9.00%		7,084,510
	Total		$478,827,710
* Party-in-interest
Note: Investments are participant directed, therefore, cost information is not required.
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 29, 2018	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Chair of the Retirement Plans Committee

Date:	June 29, 2018	By:	/s/ Albert J. Wang
Albert J. Wang
Member of the Retirement Plans Committee

Date:	June 29, 2018	By:	/s/ Bernard Garrigues
Bernard Garrigues
Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm